Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Direct Fax:
Email Address:	Michael.shannon@mcmillan.ca
Our File No.:	1018399-299123
Date:	October 16, 2025

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Michael Purcell

Dear Sirs/Mesdames:

Re: Starfighters Space, Inc.
Post-Qualification Offering Circular Amendment No. 1
Filed August 26, 2025
File No. 024-12488
Response Letter to SEC Comments on September 22, 2025

We are counsel for and write on behalf of Starfighters Space, Inc. (the "Company") in response to the Staff's letter of September 22, 2025 (the "Comment Letter") from the Division of Corporation Finance, Office of Energy & Transportation, of the United States Securities and Exchange Commission (the "Commission") as well as the Staff's verbal comment received after the Comment Letter was received by the Company.

On behalf of the Company, we are furnishing to the Commission herewith, via the EDGAR system, a Post-Qualification Offering Circular Amendment No. 2 to the Company's Post-Qualification Offering Circular Amendment No. 1 submitted August 26, 2025 (the "PQA No. 2").

On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comment Letter as well as the verbal comment.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.  We also confirm that paragraph numbering used for each response herein below corresponds to the paragraph numbering used in the Comment Letter.  We confirm that the disclosure changes described herein below have been made in the PQA No. 2 as submitted to the Commission.

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October 16, 2025

Post-Qualification Offering Circular Amendment No. 1 filed August 26, 2025

Commission Comment:

General

1. We note that the cover of your offering circular indicates that this is a best-efforts offering; however, we note the following disclosures:

◾ "If the Shares are not approved for listing on NYSE American, we will not complete the offering" on your cover page;

◾ "Although after giving effect to this Offering, we expect to meet the minimum initial and continued listing standards set forth in NYSE American listing standards, we cannot assure you that the Shares will be, or will continue to be, listed on NYSE American in the future," on page 27;

◾ "Although we believe that we currently meet the NYSE American initial listing standards, neither we nor Digital Offering can guarantee that the NYSE American will approve our listing application," on page 35; and

◾ "There is no minimum number of Securities that we must sell in order to conduct a closing in this Offering" and that the Company's "directors and officers shall be entitled to purchase Common Stock in the Offering," on page 11.

Please revise your disclosures to be consistent and clarify whether the consummation of this offering is conditioned upon the sale of a specific number of securities, sales, or purchasers.

If the offering is so conditioned, please advise as to how your offering complies with each of Rule 10b-9 and 15c2-4, if applicable, and revise your disclosure as appropriate.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure to be consistent and has clarified on the cover page that the consummation of the Offering is conditioned on the sale of the total minimum of public offering as set forth in the table on the cover page.

In addition, the Company has added the following disclosure on the cover page:

"This is a continuous offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. The Offering commenced on September 6, 2024, and a total of 4,996,697 Shares have been sold, leaving a balance of 6,145,364 Shares available for sale pursuant to the Offering. We will resume this Offering within two calendar days of the Qualification Date and will continue to offer the Shares for an indefinite period of time (which may exceed 30 days from the Qualification Date) until the Offering is terminated. This Offering will terminate on the earlier of (i) twelve (12) months following the Qualification Date, unless earlier terminated by the Company, (ii) the date on which the Maximum Offering is sold, or (iii) when the board of directors of the Company (the "Board") elects, in its sole discretion, to terminate the Offering (in each such case, the "Termination Date"). We intend to complete one final closing in this Offering after achieving the Minimum Offering. After the closing, funds tendered by investors will be made available to us. The minimum investment amount for an investor is $718; however, we reserve the right to waive this minimum in the sole discretion of our management.

October 16, 2025

This Offering is being conducted on a best-efforts basis. We intend to complete one final closing for this Offering and will determine the closing date at our discretion based on our review of subscriptions received and in consultation with Digital Offering. While we intend to close the Offering as soon as possible following the qualification of the Post Qualification Offering Statement by the SEC, we will not close the Offering until the Shares are approved for listing on NYSE American. As a result, we will not close this Offering until we can establish that we have met the Minimum Listing Standards. If we do not meet the Minimum Listing Standards by the Termination Date, we will terminate this Offering and all funds tendered by investors with their subscriptions will be promptly returned to such investors in accordance with Rules 10b-9 and 15c2-4 under the Exchange Act. Once we have determined to close the Offering, we will inform investors of such closing date and the listing date via e-mail at least seven calendar days prior to the closing date, at the e-mail addresses designated by such investors in their respective subscription agreements. For more information regarding subscriptions and subscription agreements, see the section titled "Plan of Distribution-Procedures for Subscribing" beginning on page 41 of this Offering Circular. On the closing date, funds tendered by investors with their subscriptions will be made available to us and we will issue such investors their respective Shares."

Furthermore, we hereby confirm, on behalf of the Company, that the Offering is conditioned on the sale of the total minimum of public offering (based on the Minimum Listing Standards) as set forth in the table on the cover page, and if the Company does not meet the Minimum Listing Standards by the Termination Date, the Company will terminate the Offering and all funds tendered by investors to the Escrow Agent will be promptly returned to such investors.

Commission Comment:

2. We note your disclosure "[e]ven if we meet the minimum requirements for listing on the NYSE American, we may wait before terminating this Offering and commencing the trading of our Common Stock on the NYSE American in order to raise additional proceeds." Please refer to the note to Instruction A, paragraph(e), which prohibits the use of Form 8-A for the registration of securities offered under Regulation A to circumstances where the filing of the Form 8-A and the Commission's receipt of the certification from the national securities exchange, if applicable, occurs more than five calendar days after qualification of the Regulation A offering statement. Please revise your disclosure to explain the timing of your transaction, including the order of the sequence of conditions to be satisfied in order for the commencement of trading of the Common Stock on the NYSE American.

October 16, 2025

We note the disclosure on page 27 that "[a]lthough after giving effect to this Offering we expect to meet the minimum initial and continued listing standards set forth in NYSE American." Please reconcile this disclosure with the disclosure on page 35 that the Company believes it currently meets the NYSE American initial listing standards.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure on the cover page to provide as follows:

"We have applied to list the Shares on the NYSE American LLC ("NYSE American") under the symbol "FJET". To qualify for such listing, we must meet the following minimum quantitative standards of NYSE American: (i) completion of the Offering at a price per Share of at least $3.00; (ii) at least 400 public Shareholders; (iii) public float of at least 1,000,000 Shares; (iv) an aggregate market value of publicly-held Shares of at least $15,000,000; (v) aggregate stockholders' equity of at least $4,000,000; and (vi) at least two years of operating history (the "Minimum Quantitative Standards"). The fact that an applicant company for listing may meet the Minimum Quantitative Standards does not necessarily mean that its application will be approved.  NYSE American retains broad discretion to consider other factors including, but are not limited to, the applicant's historical record and pattern of growth, its financial integrity (including the applicant's ability to meet its anticipated financial liquidity requirements for at least 12 months following listing), and its future outlook (the "Minimum Qualitative Standards" and together with the Minimum Quantitative Standards, the "Minimum Listing Standards").  If our application is approved, we intend to request that the listing of the Shares will be made effective upon NYSE American's certification of our Form 8-A, which we plan to file concurrently with qualification of (a) the post-qualification amendment of the offering statement on Form 1-A (as so amended, the "Post Qualification Offering Statement") of which this offering circular (the "Offering Circular") forms a part, or (b) a further post-qualification amendment to the Offering Statement, if NYSE American's certification of our Form 8-A were to occur more than five calendar days following qualification of the Post Qualification Offering Statement. If the Shares are not approved for listing on NYSE American, we will not complete the Offering contemplated hereby. No assurance can be given that our application to list on NYSE American will be approved or that an active trading market for the Shares will develop. The Shares are not currently listed or quoted on any exchange."

In addition, we confirm, on behalf of the Company, that the Company has revised the disclosure under "Plan of Distribution - Exchange Listing" to now provide that the Company believes that it will be in a position to meet the Minimum Listing Standards for such listing if at least 9,063,550 shares are sold in the Offering.

October 16, 2025

Commission Comment:

3. We note your offering is being marketed on the Equifund platform and a hyperlink is provided. This site appears to include certain information that may not be consistent with the disclosure in your filing, including, among others, claims of partnerships and agreements, financial forecasts through 2028 (which, in some cases appear to conflict with your actual historical results), and a tracker indicating that 111.1% of the offering is "committed." Please revise your disclosure to address these discrepancies or explain why you do not believe you are required to do so.

Company Response:

We confirm, on behalf of the Company, that the Company has reviewed and revised the disclosure on the Equifund platform to address the discrepancies between such disclosure and the disclosure in the Company's PQA No. 2.

Commission Comment:

Cover Page

4. Please revise to clarify how you will inform investors of the closing.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure on the cover page to provide that once the Company has determined to close the Offering, it will inform investors of such closing date and the listing date via e-mail at least seven calendar days prior to the closing date, at the e-mail address designated by such investors in their respective subscription agreements.

Commission Comment:

Risk Factors

Assuming NYSE American approves our listing application…, page 27

5. You disclose here that you expect to meet the minimum initial and continued listing standards set forth in NYSE American listing standards, which differs from disclosure at page 35 stating that you believe that you currently meet the NYSE American initial listing standards. Please revise or advise. Also, disclose here and on your cover the certain financial, distribution and stock price levels, and the minimum number of holders of Shares you must maintain in order to meet the continued listing standards.

October 16, 2025

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure on page 35 under "Plan of Distribution - Exchange Listing" has been revised to now provide that the Company believes that it will be in a position to meet the Minimum Listing Standards for such listing if at least 9,063,550 shares are sold in the Offering.

In addition, we confirm, on behalf of the Company, that the Company has included the following disclosure on the cover page with respect to the certain financial, distribution and stock price levels, and the minimum number of holders of Shares the Company must maintain in order to meet the continued listing standards:

"As described in more detail herein under the heading "Plan of Distribution - Exchange Listing," NYSE American will retain broad jurisdiction to determine whether a security that is approved for listing warrants continued trading and/or listing; in making this determination the NYSE American will take many factors into account, such as the degree of investor interest in the company, its prospects for growth, the reputation of its management, the degree of commercial acceptance of its products, and whether its securities have suitable characteristics for auction market trading.  Generally, for continued listing on the NYSE American, we must maintain at least 300 public shareholders, 200,000 publicly held shares, a market value of publicly held shares of at least $1 million, stockholders' equity of $2-$6 million depending on recent losses, and compliance with the exchange's low-price criteria, under which the NYSE American staff may deem a company's common stock unsuitable for continued listing if it trades for a substantial period of time at a low price per share (generally below $1.00)."

Furthermore, we confirm, on behalf of the Company, that the Company has revised the risk factor "Assuming NYSE American approves our listing application, we may fail to comply with the continued listing standards of the NYSE American, which may result in a delisting of our Shares." to include the following disclosure:

"We have applied to list the Shares on the NYSE American under the symbol "FJET." If our Common Stock is not approved for listing on NYSE American, we will not complete the Offering contemplated hereby.  We believe that we will be in a position to meet the Minimum Listing Standards for such listing if at least 9,063,550 Shares are sold in the Offering.  The Offering commenced on September 6, 2024, and a total of 4,996,697 Shares have been sold to date, leaving a balance of 6,145,364 Shares available for sale pursuant to the Offering.  Accordingly, we believe we must sell at least 4,066,853 Shares of the 6145,364 Shares the remain available for sale under the Offering in order to meet the Minimum Listing Standards.  Although after giving effect to this Offering, we expect to meet the continued listing standards set forth in NYSE American listing standards, we cannot assure you that the Shares will continue to be listed on NYSE American in the future. For continued listing on the NYSE American, we must maintain at least 300 public shareholders, 200,000 publicly held shares, a market value of publicly held shares of at least $1 million, stockholders' equity of $2-$6 million depending on recent losses, and compliance with the exchange's low-price criteria, under which the NYSE American staff may deem a company's common stock unsuitable for continued listing if it trades for a substantial period of time at a low price per share (generally below $1.00)."

October 16, 2025

Commission Comment:

Plan of Distribution

Exchange Listing, page 35

6. We note your disclosure that, even if you meet the minimum requirements for listing on the NYSE American, you may wait before terminating this Offering and commencing the trading of your Common Stock on the NYSE American in order to raise additional proceeds. You further disclose that, as a result, investors may experience a delay between the closing of their purchase of shares of your Common Stock and the commencement of exchange trading of your Common Stock on the NYSE American. Please clarify how this delay may occur in view of disclosure elsewhere that you intend to have only one closing.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure to remove the following sentences under "Plan of Distribution - Exchange Listing" so that the disclosure is now consistent with disclosure elsewhere that the Company intends to have only one closing:

"Even if we meet the minimum requirements for listing on the NYSE American, we may wait before terminating this Offering and commencing trading of our Common Stock on the NYSE American in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our Common Stock and the commencement of exchange trading of our Common Stock on the NYSE American."

Commission Comment:

Pooling Agreements, page 35

7. You provide on page 35 that the Pooling Agreements entered into with certain of your officers, directors, and stockholders do not apply to securities issued hereunder. However, Exhibit 6.39 provides that in connection with the Listing and as required by the Company's selling agent, Digital Offering LLC, the Securityholders have agreed to pool all the Shares, all the Shares issuable upon exercise of the outstanding Share purchase warrants, and all the Shares issuable upon conversion of the outstanding secured convertible debentures that are held by Securityholders or to be issued to the Securityholders upon Listing to be held in escrow. Please revise or clarify this discrepancy. Please also disclose all material terms of the Pooling Agreements, including the number of shares subject to transfer restrictions, the shares covered by the agreements, and the trading price and volume exceptions to lock-up.

October 16, 2025

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure under "Plan of Distribution - Pooling Agreements" to provide clarity that such does not apply to any Shares sold pursuant to the Offering and to disclose the material terms of the pooling agreements as follows:

"Pooling Agreements

Except as described below, certain of our officers and directors, and securityholders who have invested in our Common Stock, Common Stock purchase warrants and/or convertible debentures prior to the commencement of the Offering, have agreed, or will agree, with the Company, to enter into a pooling agreement (the "Pooling Agreement"). The Pooling Agreement imposes contractual resale restrictions on "pooled securities," defined to include all shares of Common Stock held by the participating securityholders, as well as all shares issuable upon exercise of outstanding share purchase warrants and all shares issuable upon conversion of outstanding secured convertible debentures. The Pooling Agreement restrictions prohibit the officers, directors and securityholders who are party thereto from selling, transferring, pledging, or otherwise disposing of any legal or beneficial interest in their pooled securities for a period of 180 days following the listing date (the "Listing Date") of the Company's Common Stock on the NYSE American, subject to certain exceptions for earlier release of up to a maximum of 50% of the pooled securities in the event certain trading price and volume thresholds are achieved over certain time periods as follows:

180 days after the Listing Date	50% of the pooled securities
180 days after the Listing Date, or immediately, in the event the closing bid price of the Common Stock on the NYSE American is greater than $17.95 for any period of 10 consecutive trading days after the Listing Date and the average trading volume of the Common Stock is greater than 250,000 shares per day for those 10 consecutive trading days	25% of the pooled securities
180 days after the Listing Date, or immediately, in the event the closing bid price of the Common Stock on the NYSE American is greater than $5.38 on any day after the Listing Date	5% of the pooled securities
180 days after the Listing Date, or immediately, in the event the closing bid price of the Common Stock on the NYSE American is greater than $5.38 for any period of 10 consecutive trading days beginning at least 60 days after the Listing Date and the average trading volume of the Common Stock was greater than 100,000 shares per day for any 60-day period following the Listing Date	5% of the pooled securities

October 16, 2025

180 days after the Listing Date, or immediately, in the event the closing bid price of the Common Stock on the NYSE American is greater than $5.38 for any period of 10 consecutive trading days beginning at least 90 days after the Listing Date and the average trading volume of the Common Stock was greater than 100,000 shares per day for any 90-day period following the Listing Date	5% of the pooled securities
180 days after the Listing Date, or immediately, in the event the closing bid price of the Common Stock on the NYSE American is greater than $5.38 for any period of 10 consecutive trading days beginning at least 120 days after the Listing Date and the average trading volume of the Common Stock was greater than 100,000 shares per day for any 120-day period following the Listing Date	5% of the pooled securities
180 days after the Listing Date, or immediately, in the event the closing bid price of the Common Stock on the NYSE American is greater than $5.38 for any period of 10 consecutive trading days beginning at least 150 days after the Listing Date and the average trading volume of the Common Stock was greater than 100,000 shares per day for any 150-day period following the Listing Date	5% of the pooled securities

Our CEO has agreed to enter into a separate pooling agreement whereby (i) 10% of his pooled securities will be released after 18, 24, 30, and 36 months following the Company's listing on the NYSE American, (ii) 15% of his pooled securities will be released after 42, 48, 54 and 60 months following the Company's listing on the NYSE American, and (iii) up to 50% of the pooled securities in each release interval will be subject to earlier release in the event certain trading price and volume thresholds are achieved over certain time periods. This approach is intended to prevent significant, disruptive sales into the market immediately following the listing, while allowing for a gradual increase in liquidity for securityholders as the Company's shares demonstrate sustained trading performance.

The Pooling Agreement does not apply to Shares sold pursuant to the Offering, or to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of stock options or settlement of restricted stock units. The outstanding stock options do not vest until 180 days from the date of listing on the NYSE American, and the outstanding restricted stock units contain vesting provisions which mirror the contractual resale restrictions on the pooled securities under the Pooling Agreement."

Commission Comment:

Other Procedures for Subscribing, page 38

8. For rejected subscriptions, please confirm whether funds will be returned to investors within ten business days of the date the investor tenders the funds into escrow, as we note "there may be a significant amount of time between such Investor's subscription and the Company's acceptance or rejection of such subscription," as indicated in Section 5 of the Subscription Agreements. Once the Company accepts an investor's subscription, clarify whether the Company may later decide to reject such subscription any time before the closing of the Offering, as we note in Section 5 of the Subscription Agreement that the "Company may accept or reject this subscription at any time prior to the closing of this offering." Assuming approval for listing on the NYSE American, explain the process once the Company has determined to terminate the offering and close the Offering, including how you will inform investors of such closing date and listing date, as well as the mechanics of the settlement process and how you will inform investors of the settlement cycle. As it appears that you may have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have the closing, may terminate the offering at any time, and you will not complete this offering unless the Shares are approved for listing on the NYSE American, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. If the offering is intended to be a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A, please revise your cover page to disclose that the offering will commence within two calendar days after qualification.

October 16, 2025

Company Response:

We confirm, on behalf of the Company, that the Company has included the following sentence in the section "Plan of Distribution - Other Procedures for Subscribing:

"If a closing doesn't occur or a subscription is rejected, the subscription will be cancelled and we will return all funds to the rejected investor within ten (10) business days."

In addition, we confirm, on behalf of the Company, that the Company has revised the disclosure around the right to revoke subscriptions, the right to reject subscriptions and acceptance of subscriptions as follows to address the Commission's comment:

"Right to Revoke Subscriptions

During the period of time from when you tender your complete, executed subscription agreement (forms of which are attached to the Offering Statement of which this Offering Circular forms a part, as Exhibits 4.1 and 4.2) through 48 hours after your receipt of an e-mail from us stating the closing date of the Offering and listing date on NYSE American (such time, the "Revocation Deadline"), you may revoke your subscription for our Common Stock by requesting such revocation in writing pursuant to the terms of the subscription agreement. Following such written request, all monies tendered will be returned to you, without interest or deduction. For the avoidance of doubt, you may not revoke or change your subscription or request your subscription funds after the Revocation Deadline.

October 16, 2025

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the Offering Statement, of which this Offering Circular forms a part, as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the Enterprise Bank & Trust Escrow Account or such other selected dealer designated escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. Our lead selling agent will conduct customary know-your-customer and AML checks on investors, including background checks for financial crimes and fraud. We anticipate rejecting subscriptions if (i) such subscriptions are received after we have already received and accepted subscription agreements for the maximum offering amount or (ii) the know-your-customer and AML checks raise concerns regarding investor suitability for participation in the offering. Once we accept your subscription we cannot then decide to reject your subscription. While we will endeavor to close this Offering as soon as feasible following the qualification of the Offering Statement of which this Offering Circular forms a part, there may be a significant amount of time between your execution of the subscription agreement and tendering of funds and closing of this Offering. During such time, you will be entitled to revoke your subscription as disclosed above under "-Right to Revoke Subscriptions." We will return all monies from rejected or revoked subscriptions immediately, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares of subscribed for Common Stock at closing. After the Revocation Deadline, you may not revoke or change your subscription or request a return of your subscription funds.

Under Rule 251 of Regulation A, unless a company's offered securities are listed on a national securities exchange, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). As a result, for so long as our Common Stock is not listed on the NYSE American, non-accredited, natural person may only invest funds in our Common Stock which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth)."

Furthermore, we confirm, on behalf of the Company, that the Company has revised the disclosure on the cover page to include the disclosure as set forth in the Company's response to Commission Comment #1 above, which is responsive to this Commission comment.

Commission Comment:

Acceptance of Subscriptions, page 39

9. Explain the provisions in Section 4 of your subscription agreements providing that an investor may revoke a subscription at any time prior to the Company's acceptance and execution of the subscription agreement, and how such revocation may be done.

October 16, 2025

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure around the right to revoke subscriptions, the right to reject subscriptions and acceptance of subscriptions as set forth above in the Company's response to Commission Comment #8.

In addition, we confirm, on behalf of the Company, that the Company has added the following disclosure on the cover page with respect to an investor's right to revoke a subscription:

"As described in more detail herein under the heading "Plan of Distribution - Other Procedures for Subscribing - Right to Revoke Subscriptions," notwithstanding the terms of the subscription agreement to the effect that you may revoke your subscription at any time prior to our acceptance and execution of your subscription agreement, you may revoke your subscription for our Common Stock up to 48 hours after your receipt of an e-mail from us stating the closing date of the Offering and listing date on NYSE American by requesting such revocation in writing pursuant to the terms of the subscription agreement."

Commission Comment:

Use of Proceeds, page 41

10. We note you provide that as of the date of this filing, your Regulation A Tier 2 offering has sold an aggregate of 4,996,697 shares of common stock for gross proceeds of $17,938,142. Please revise to clarify here and throughout as appropriate (for example, in your Plan of Operations section) whether the gross proceeds already raised are reflected in these disclosures. If so, please detail how those proceeds are being utilized by the Company.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure under the "Use of Proceeds" section to reflect the proceeds already raised, are reflected in the disclosure and details how those proceeds are being utilized by the Company as follows:

"Use of Proceeds

The Offering commenced on September 6, 2024, and a total of 4,996,697 Shares have been sold for gross proceeds of approximately $17,938,142, leaving a balance of 6,145,364 Shares available for sale pursuant to the Offering for additional gross proceeds of approximately $22,061,857. The Company expects that, in order to meet the Minimum Listing Standards of the NYSE American (including the financial integrity requirements comprising part of the Minimum Qualitative Standards), at least 4,066,853 additional Shares will have to be sold pursuant to the Offering for additional gross proceeds of approximately $14,600,002.  Therefore, the Minimum Offering shall consist of a total of 9,063,550 Shares for total minimum gross proceeds of approximately $32,538,145.  Assuming that the Minimum Offering is completed, the net proceeds to the Company will be approximately $29,398,763 (the "Minimum Amount") after subtracting selling commissions of approximately $1,274,382 payable by us to the Lead Selling Agent, an estimated $375,000 in investor fees payable by us to Equifund (assuming 7,500 investors in this Offering and investor fees calculated at $50 per investor), and approximately $1,490,000 in Offering expenses payable by us (which would include items such as EDGARization, filing, printing, legal, marketing, accounting and other miscellaneous expenses, as well as payment processing fees payable to Equifund).  If the Company successfully raises the Minimum Amount, the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

October 16, 2025

Assuming that the Maximum Offering is completed, the gross proceeds will be approximately $40,000,000, and the net proceeds to the Company would be approximately $36,175,980 (the "Maximum Amount") after subtracting selling commissions of approximately $1,834,020 payable by us to the Lead Selling Agent, an estimated $500,000 in investor fees payable by us to Equifund (assuming 10,000 investors in this Offering), and approximately $1,490,000 in Offering expenses payable by us (which would include items such as EDGARization, filing, printing, legal, marketing, accounting and other miscellaneous expenses, as well as payment processing fees payable to Equifund). If the Company successfully raises the Maximum Amount, the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of certain outstanding loans and general corporate purposes.

Please see the tables below for a summary the Company's estimated intended use of proceeds from this Offering:

	Minimum Offering	Allocation of Proceeds from Shares Sold to Date	Proposed Allocation of Proceeds of Shares Remaining to be Sold
Offering Proceeds
Gross Proceeds	$32,538,145	$17,938,142	$14,600,002
Offering Expenses(1)	$1,490,000	$1,221,103	$268,897
Investor Fee(2)	$375,000	$177,365	$197,635
Selling Commissions(3)	$1,274,382	$179,381	$1,095,001

Plus Working Capital Reserve from Shares Sold to Date			3,543,965
Total Proceeds Available for Use	$29,398,763	$16,360,293	16,582,434

Estimated Expenses
Research & Development	$3,500,000	$641,992	$2,858,008
Asset Improvement & Training	$1,500,000	$1,500,000	$-
Sales & Marketing	$450,000	$261,341	$188,659
Capital Expenditures	$11,000,000	$5,000,000	$6,000,000
Inventory(4)	$500,000	$-	$500,000
Investor Relations	$3,200,000	$735,121	$2,464,879
Loan Repayment	$-	$-	$-
General & Administrative	$6,100,000	$3,716,518	$2,383,482
Executive Compensation	1,630,000	956,356	673,644
Listing Fees	$75,000	$5,000	$70,000
Total Expenditures	$27,955,000	$12,816,328	$15,138,672

Working Capital Reserves(5)	$1,443,763	$3,543,965	$1,443,762

October 16, 2025

Notes:

(1) Includes estimated legal, accounting, EDGARization, payment processing fees, and other expenses of the Offering, but excludes investor fees payable to Equifund and sales commissions payable to the Lead Selling Agent.

(2) Calculated at $50 per investor.  Assumes 7,500 investors at Maximum Offering; a total of 4,996,697 Shares have been sold to date to a total of 2,697 investors.

(3) We have paid the Lead Selling Agent a cash commission of 1.0% on the sale of Shares in this Offering to date. The Lead Selling Agent will receive commissions paid by the Company of 7.5% of the Offering proceeds of the remaining Shares in this Offering from the date hereof. Digital Offering has agreed to remit $140,000 of this cash commission to the Company as a rebate to be applied towards the Company's platform and marketing fees.

(4) Consists primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process and to provide satellite launch services following the acquisition of an FAA launch license.

(5) Working capital reserves represent the excess funds above the Company's capital needs. Management may deploy working capital reserves as it determines is in the best interests of the Company, including but not limited to, the purchase of additional inventory, capital expenditures and expansion plans, sales and marketing, and hiring additional team members.

	Maximum Offering	Allocation of Proceeds from Shares Sold to Date	Proposed Allocation of Proceeds of Shares Remaining to be Sold
Offering Proceeds
Gross Proceeds	$40,000,000	$17,938,142	22,061,857
Offering Expenses(1)	$1,490,000	$1,221,103	$268,897
Investor Fee(2)	$500,000	$177,365	$322,635
Selling Commissions(3)	$1,834,020	$179,381	$1,654,639

Plus Working Capital Reserve from Shares Sold to Date			3,543,965
Total Proceeds Available for Use	$36,175,980	16,360,293	23,359,651

Estimated Expenses
Research & Development	$4,000,000	$641,992	$3,358,008
Asset Improvement & Training	$2,000,000	$1,500,000	$500,000
Sales & Marketing	$500,000	$261,341	$238,659
Capital Expenditures	$12,000,000	$5,000,000	$7,000,000
Inventory(4)	$1,750,000	$-	$1,750,000
Investor Relations	$4,500,000	$735,121	$3,764,879
Loan Repayment	$770,000	$-	$770,000
General & Administrative	$6,100,000	$3,716,518	$2,383,482
Executive Compensation	1,630,000	956,356	673,644
Listing Fees	$75,000	$5,000	$70,000
Total Expenditures	$33,325,000	$12,816,328	$20,508,672

Working Capital Reserves(5)	$2,850,980	$3,543,965	$2,850,979

October 16, 2025

Notes:

(1) Includes estimated legal, accounting, EDGARization, payment processing fees, and other expenses of the Offering, but excludes investor fees payable to Equifund and sales commissions payable to the Lead Selling Agent.

(2) Calculated at $50 per investor.  Assumes 10,000 investors at Maximum Offering; a total of 4,996,697 Shares have been sold to date to a total of 2,697 investors.

(3) We have paid the Lead Selling Agent a cash commission of 1.0% on the sale of Shares in this Offering to date. The Lead Selling Agent will receive commissions paid by the Company of 7.5% of the Offering proceeds of the remaining Shares in this Offering from the date hereof. Digital Offering has agreed to remit $140,000 of this cash commission to the Company as a rebate to be applied towards the Company's platform and marketing fees.

(4) Consists primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process and to provide satellite launch services following the acquisition of an FAA launch license.

(5) Working capital reserves represent the excess funds above the Company's capital needs. Management may deploy working capital reserves as it determines is in the best interests of the Company, including but not limited to, the purchase of additional inventory, capital expenditures and expansion plans, sales and marketing, and hiring additional team members.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

The amounts set forth above are our current estimates for such development, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See "Risk Factors" starting on page 13.

The Company intends to use a portion of the proceeds raised in this Offering to repay a portion of its outstanding debt, including some but not all of the following:

October 16, 2025

  $865,000 owed to RLB Aviation, Inc. ("RLB") pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $190,050 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment; and
  $475,150 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment.

The expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We have already raised approximately $17,938,140 pursuant to this Offering, which commenced on September 6, 2024.  Although our business does not presently generate sufficient cash to finance our operations, we believe that if we raise at least an additional $14,600,000 in this Offering, that we will have sufficient capital to finance our operations for at least the next 12 months and will thereby be in a position to meet the financial integrity condition included among the Minimum Qualitative Standards of NYSE American. However, if we do not sell such additional minimum amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time, or otherwise scale down operations as contemplated in the chart above related to use of proceeds dependent on the percentage of offering sold, or scale down otherwise. Further, we expect that during or after such 12-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

We may use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments."

In addition, we confirm, on behalf of the Company, that the Company has updated the disclosure under the section "Plan of Operations" on page 75 as follows:

"Plan of Operations

The continuation of our current plan of operations, and our forward-looking strategy, requires us to raise significant additional capital. We have already raised approximately $17,938,140 pursuant to this Offering, which commenced on September 6, 2024.  Although our business does not presently generate sufficient cash to finance our operations, we believe that if we raise at least an additional $14,600,000 in this Offering by selling at least 4,066,853 Shares of the 6,145,364 Shares that remain available, we will have sufficient capital to finance our operations for at least the next 12 months, and that we will thereby be in a position to meet the financial integrity condition included among the Minimum Qualitative Standards of NYSE American.  In addition, if we are successful in raising the maximum amount of capital through the sale of Common Stock pursuant to this Offering by selling all of the 6,145,364 Shares that remain available, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next 18 months. If we are unable to complete the sale of all 6,145,364 Shares that remain available under the Offering, we may have to curtail and possibly cease some operations.

October 16, 2025

The Company intends to apply proceeds from the Offering to carry out the following near term and longer-term goals. The approximate timing and costs associated with these target milestones are also summarized below. These target dates and cost estimates may change subject to multiple factors including, but not limited to, the following: (i) the timing of the Offering and quantity of capital raised; (ii) key equipment availability, cost, and delivery timing; (iii) supply chain fluctuations; (iv) availability and access to labor markets (skilled and unskilled); and (v) permitting and regulatory processes; and See also "Risk Factors".

	Target Milestone	Target Start Date	Target Completion Date	Cost Estimate
1	Acquisition of Platform II Aircraft.	Offering Completion	Q4 2025	$7.0M(1)
2	Expansion of Starfighters Spaceport II to Midland Texas.	Offering Completion	Offering Completion +12 months	N/A(2)
4	Complete initial airspace drop test at Kennedy Space Centre as first stage to acquire FAA launch license	Q3 2024	Q4 2025	$1.0M(3)
5	Acquire FAA "permission to launch"	Q3 2024	Q1 2026	$1.8M(4)
6	Secure position on authorized vendor list for major government body.	Offering Completion	Offering Completion +12 months	$0.7M

Notes:

(1) The Company intends to allocate up to approximately $12M of the funds from this Offering to acquire the Platform II Aircraft, and intends to seek additional capital, through debt, equity, government funding or a any combination of the foregoing, if costs exceed the amount allocated. If the Company is unable to secure additional funding, if required, it may use additional capital from its working capital reserves to fund the acquisition of the Platform II Aircraft.  To date, the company has allocated $5M of the funds currently raised pursuant to the Offering towards the acquisition of the Platform II Aircraft.

(2) The Company expects the funding for the expansion of Starfighters Spaceport II to Midland Texas to be funded primarily by the Texas State Government. There is no formal agreement for such funding at this time, and if such funding is not secured, the Company may not pursue this expansion plan.

October 16, 2025

(3) To date, the Company has allocated $0.5M of funds raised pursuant to the Offering towards the airspace drop test at Kennedy Space Centre.

(4) To date, the Company has allocated $0.2M of funds currently raised pursuant to the Offering towards acquisition of FAA "permission to launch."

We will continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations."

Commission Comment:

Description of Business

Competitive Strengths

Proven Operational History, page 48

11. Please reconcile your claims in this section with disclosure in your risk factor section and elsewhere that the Company has a limited operating history.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure in the risk factor section and elsewhere to eliminate disclosure about the Company having a limited operating history as the subsidiaries of the Company have a long operating history prior to the incorporation of the Company in September 2022.

Commission Comment:

Property, page 50

12. Please update your disclosure with respect to the lease agreement with Space Florida. In this regard we note your disclosure that, effective June 1, 2024 the Company agreed to extend the term of the Lease Agreement of the Premises through May 31, 2025.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure with respect to the lease agreement with Space Florida, which has been renewed effective June 1, 2025 until May 31, 2026. Also, a copy of the Amendment 03 to Site Occupant Lease Agreement C20756 is attached to PQA No. 2 as Exhibit 6.41.

October 16, 2025

The updated disclosure now provides as follows:

"Lease Agreement with Space Florida

The Company, through Starfighters International, leases its premises located at the KSC at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920 pursuant to the terms and conditions of a Site Occupant Lease Agreement No: C20756 between Space Florida and Starfighters International dated June 1, 2022, as amended on June 1, 2023 (the "Lease Agreement"). The term of the Lease Agreement began on June 1, 2022, and continues until May 31, 2024. Pursuant to the Lease Agreement, the Company leases (i) 10,000 square feet of the Reusable Launch Vehicle Facility, (ii) 2,000 square feet of the Convoy Vehicle Enclosure, and (iii) 2,500 square feet of area beside the Aircraft Ground Equipment Shed (collectively, the "Premises"). The Company is required to pay a monthly fee of $13,958.33 to lease the Premises. Additionally, the Company is required to pay a RLV Common Area Maintenance fee of $4,166.67 per month and various other fees (including license fees) and costs in relation to the Company's lease of the Premises. On June 1, 2024, the Lease Agreement was extended to May 31, 2025, and Starfighters International will be subject to a $100 fee per day if any property remains outside the Premises for more than 24 hours.

Effective June 1, 2025, Starfighters International and Space Florida have agreed to an amendment to the Lease Agreement, which provides for (i) extending the term of the Lease Agreement to May 31, 2026, (ii) increasing the square feet of the Reusable Launch Vehicle Facility available to Starfighters International to 11,069 sq. ft. instead of 10,000 sq. ft., (iii) Starfighters International shall be charged a fee of $500 per day if it utilizes any additional area outside the Premises without prior written consent of the landlord, (iv) priority use and scheduling for major NASA and U.S. Department of Defense operations, which will require Starfighters International to clear all assets and equipment from the requested portion of the Premises within 48 hours, (v) a total monthly rental fee (inclusive of rent and common area maintenance) of $15,294.58, and (vi) if Starfighters International elects to renew the lease, the rent for the renewal term shall be adjusted 3% upward beginning on the one-year anniversary of the effective date, and on the same date on an annual basis thereafter.

Lease Agreement with the City of Midland

On June 1, 2025, the Company's subsidiary, Starfighters Texas, entered into a commercial hangar lease agreement with the City of Midland for the lease of hangar facilities at Midland International Air & Space Port in relation to its commitments in the Economic Development Agreement. The lease is for $18,535 per month with a term of one year, which may be extended upon mutual written consent for up to four additional years."

October 16, 2025

Commission Verbal Comment:

1. Please tell us with reference to any rules and guidance on why the Company determined to include pro forma financials in the filing.

Company Response:

We confirm, on behalf of the Company, that the Company included pro forma financials in the filing pursuant to a request from NYSE American, LLC to have such included in the Post-Qualification Offering Circular Amendment No. 1 in order to show on a pro forma basis that the Company would satisfy the stockholders' equity quantitative standard upon closing of the Offering.

In addition, we confirm, on behalf of the Company, that the Company has not included any pro forma financials in PQA No. 2.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the PQA No. 2 is clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

 On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Rick Svetkoff

*Law Corporation